Exhibit 21.1

SUBSIDIARIES OF PUBCO POST-BUSINESS COMBINATION

Name	Place of Incorporation
1. Proficient Alpha Acquisition Corp.	Nevada
2. Lion Financial Group Limited	BVI
3. Lion Wealth Management Limited	BVI
4. Lion Brokers Limited	Cayman Islands
5. Lion Investment Fund SPC	Cayman Islands
6. Lion International Securities Group Limited	Hong Kong
7. Lion Futures Limited	Hong Kong
8. Lion Asset Management Limited	Hong Kong
9. Lion Wealth Limited	Hong Kong
10. Lion Foreign Exchange Limited	Hong Kong
11. BC Wealth Management Limited	Hong Kong
12. Lion International Financial (Singapore) Pte. Ltd.	Singapore